Exhibit 99

Allegheny Energy Solutions, Inc.

STATEMENT OF OPERATIONS
(Thousands of Dollars)	Three months ended	Nine months ended
	September 30,	September 30,
	2000	2000

Revenues:
Operating revenues	$ 126	$ 925
Total Revenues	126	925

Operating Expenses:
General and administrative expenses	675	1,893
Maintenance	2	13
Taxes other than income taxes	13	31
Federal and state income taxes	(234)	(420)
Total operating expenses	456	1,517
Operating income	(330)	(592)

Other Income and Deductions:
Other Income, net	249	431

Net income	$ (81)	$ (161)